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                           June 28, 2021

       Baljinder K. Bhullar
       Chief Financial Officer
       Electrameccanica Vehicles Corp.
       102 East 1st Avenue
       Vancouver, British Columbia, Canada, V5T 1A4

                                                        Re: Electrameccanica
Vehicles Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed June 22, 2021
                                                            File No. 333-257292

       Dear Ms. Bhullar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Beverly
Singleton at (202) 551-3328 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing